Exhibit 14.3

PETROLIA ENERGY CORPORATION

POLICY ON INSIDER TRADING

As Adopted by the Board of Directors on January 10, 2020

This Policy has been adopted by Petrolia Energy Corporation, and supersedes prior policy statements on this subject. It applies to all employees, consultants, directors, and officers of the Company.

Petrolia Energy Corporation (the “Company”) has adopted this Policy on Insider Trading to apply to each employee, consultant, director, and officer of the Company. The Company reserves the right to amend or rescind this Policy or any portion of it at any time and to adopt different policies and procedures at any time. This Policy must be strictly followed.

A.	General Rule.

It is a violation of the federal securities laws for any person to buy or sell securities if he or she is in possession of material inside information. Information is material if it could affect a person’s decision whether to buy, sell or hold the securities. It is inside information if it has not been publicly disclosed. Furthermore, it is illegal for any person in possession of material inside information to provide other people with such information or to recommend that they buy or sell the securities. (This is called “tipping.”) In that case, they may both be held liable. Please note that the Securities and Exchange Commission (the “SEC”) has imposed large penalties even when the disclosing person did not profit from the trading.

The SEC, the stock exchanges, and plaintiffs’ lawyers focus on uncovering apparent insider trading. In this regard, please be aware that the SEC and the stock exchanges use sophisticated electronic surveillance techniques to uncover insider trading. In addition, the SEC and the stock exchanges maintain a very extensive database of officers, directors, and certain employees of public companies. It is quite possible that this database includes personal information about you, your relatives, and other acquaintances. As a result, if you or your acquaintances engage in insider trading, it is extremely likely that it will eventually be discovered and prosecuted.

A breach of the insider trading laws could expose the insider to criminal fines up to three times the profits earned and imprisonment up to ten years, in addition to civil penalties (up to three times the profits earned) and injunctive actions. In addition, punitive damages may be imposed under applicable state laws. Securities laws also subject controlling persons to civil penalties for illegal insider trading by employees. Controlling persons include the Company, and are interpreted by the SEC to include directors, officers and supervisors. These persons may be subject to significant fines.

Inside information does not belong to the individual directors, officers, or other employees who may handle it or otherwise become knowledgeable about it. For any person to use such information for personal benefit or to disclose it to others outside the Company violates the Company’s interests. More particularly, in connection with trading in Company securities, it is a fraud against members of the investing public and against the Company.

B.	Who Does the Policy Apply To?

The prohibition against trading on inside information applies to directors, officers, and all other employees, and to consultants and other people who gain access to inside information. In addition, certain employees with inside knowledge of material information may be subject to temporary restrictions on trading from time to time.

C.	Other Companies’ Stocks

The same rules apply to other companies’ stocks. Employees, directors, and consultants, who learn material information about suppliers, customers, potential acquisition candidates, or competitors through their work at the Company, should keep it confidential and not buy or sell stock in such companies until the information becomes public. Directors, officers, employees, and consultants should not give tips about such stocks.

D.	Trading in Options or Making “Short” Sales

The insider trading prohibition also applies to trading in options, such as put and call options, and selling stock “short”. Both forms of trading are highly speculative and very risky. People who buy options are betting that the stock price will move rapidly. For that reason, when a person trades in options in his or her employer’s stock, it will arouse suspicion in the eyes of the SEC that the person was trading on the basis of inside information, particularly where the trading occurs before a Company announcement or major event. It is difficult for an employee to prove that he or she did not know about the announcement or event.

If the SEC or the stock exchanges were to notice active options trading or “short” sales by one or more directors or employees of the Company prior to an announcement, they would investigate. Such an investigation could be embarrassing to the Company (as well as expensive) and could result in severe penalties and expense for the persons involved.

For all of these reasons, the Company prohibits its directors, officers and employees from trading in options in the Company’s stock or selling the Company’s stock “short.” This prohibition does not apply to employee or director stock options granted by the Company or to shares acquired upon exercise of employee or director stock options. Furthermore, this prohibition does not apply to the use of the Company’s securities as consideration for the exercise of any such options or for the payment of any related withholding taxes. Finally, this prohibition does not apply to stock purchase warrants acquired directly from the Company by directors, officers or employees of the Company.

E.	What information is material?

All information that a reasonable investor would consider important in deciding whether to buy, sell, or hold securities is considered material. Information that is likely to affect the price of a company’s securities is almost always material. Examples of some types of information that may be material are found in the Company’s Policy on Control and Disclosure of Confidential Information. Either positive or negative information may be material.

F.	The Window Policy and other Guidelines

The following guidelines should be followed in order to ensure compliance with applicable anti-fraud laws and with the Company’s policies:

1. Trading Restrictions. All employees, consultants, officers, and directors of the Company must comply with the following trading restrictions:

●	You may ONLY trade the Company’s stock during:

	(a)	the 60-day period beginning on the second business day after a quarterly earnings release (i.e., the release of quarterly reports) for the preceding fiscal period; and

	(b)	the period beginning on the second business day after an annual earnings release (i.e., the release of annual reports) for the preceding fiscal year and ending on the earlier of (i) 30- days thereafter; or (ii) on May 3rd of such year (collectively (a) and (b), the “window”), subject in each case, to the restrictions below.

This waiting period permits the information to be fully disseminated and absorbed by the trading markets. For example, if the Company’s annual results are released on May 15, you may trade during the period from May 17 to July 16, unless the Company’s Chief Executive Officer has closed the window for some other reason (see also Exhibit A, attached hereto for trading windows for fiscal 2020 and 2021).

●	The Company’s Chief Executive Officer may “close” the window, if it is determined that a substantial risk to the Company exists.

●	In the event the window is closed for any reason, that fact should not be communicated to the public because of adverse inferences that may be drawn from that information.

●	Notwithstanding the above restrictions on trading, individuals may buy or sell securities pursuant to a “Sales Plan” that complies with the requirements of Rule 10b5-1(c)(1)(i)(B) under the Securities Exchange Act of 1934, as amended, provided that the form of any such Sales Plan must be approved in advance by the Chief Executive Officer. Additionally, individuals may exercise stock options for cash (but not in cashless exercises) during the period when the window is closed, but shall not sell such shares issuable upon exercise until the window is open.

●	No individual possessing material nonpublic information concerning the Company or its subsidiaries may trade in Company securities even during applicable trading windows. Persons possessing such information may trade during a trading window only after the close of trading on the third full trading day following the Company’s widespread public release of such information.

●	The Chief Executive Officer may, on a case-by-case basis, authorize trading in Company securities outside of the applicable trading windows due to financial hardship or other hardships only after:

	a.	the person trading has notified the Chief Executive Officer in writing of the circumstances of the hardship and the amount and nature of the proposed trade(s);

	b.	the person trading has certified to the Chief Executive Officer in writing no earlier than two business days prior to the proposed trade(s) that he or she is not in possession of material nonpublic information concerning the Company; and

	c.	the Chief Executive Officer has approved the trade(s).

●	The existence of the foregoing approval procedures does not in any way obligate the Chief Executive Officer to approve any trades requested by hardship applicants. The Chief Executive Officer may reject any trading requests at his sole reasonable discretion.

2. Nondisclosure. Material inside information must not be disclosed to anyone, except to persons within the Company whose positions require them to know it, until it has been publicly released by the Company.

3. Company Options. The exercise of employee stock options or purchases pursuant to any stock option plan is not subject to this policy. However, stock that was acquired upon exercise of a stock option plan will be treated like any other stock, and may not be sold by an employee, unless such sales comply with the trading restrictions set forth above.

4.Avoid Speculation. The Company encourages all employees, directors and other persons subject to this Policy to avoid speculating in the Company’s stock. Our stock option program gives employees and directors an opportunity to share in the future growth of the Company. But investing means buying to share in the growth of the Company, it does not mean short-range speculation based on fluctuations in the market. Subject to the prohibition on trading on inside information and the other policies described herein, employees and directors may sell shares acquired through exercise of options. The Company, however, encourages you to avoid frequent trading in Company stock.

5. Trading in Other Securities. No employee, director, consultant, or other person subject to this Policy should place a purchase or sale order, or recommend that another person place a purchase or sale order, in the securities of another corporation, if such person learns in the course of his or her employment or involvement with the Company confidential information about the other corporation that is likely to affect the value of those securities. For example, it would be a violation of the securities laws if an employee learned through Company sources that the Company intended to purchase assets from a corporation, and then bought or sold stock in that other corporation because of the likely increase or decrease in the value of its securities.

6. Priority of Statutory or Regulatory Trading Restrictions. The trading prohibitions and restrictions set forth in this policy will be superseded by any greater prohibitions or restrictions prescribed by federal or state securities laws and regulations, e.g., short-swing trading by individuals pursuant to Section 16 of the Securities Act of 1934, as amended or restrictions on the sale of securities subject to Rule 144 under the Securities Act of 1933, as amended. Any individual who is uncertain whether other prohibitions or restrictions apply should ask the Company’s securities counsel, The Loev Law Firm, PC.

G.	Potential Civil, Criminal and Disciplinary Sanctions.

1. Civil and Criminal Penalties. The consequences of prohibited insider trading or tipping can be severe. Persons violating insider trading or tipping rules may be required to disgorge the profit made or the loss avoided by the trading, pay the loss suffered by the person who purchased securities from or sold securities to the insider tippee, pay civil penalties up to three times the profit made or loss avoided, pay a criminal penalty of up to $5 million, and serve a jail term of up to twenty years. The Company and/or the supervisors of the person violating the rules may also be required to pay major civil or criminal penalties. “Controlling persons” are also subject to civil penalties of up to the greater of $1 million or three times the profit made or loss avoided. Furthermore, a private action may be brought against a person who trades on inside information by any person who bought or sold before the inside information became public, not just the person from whom the securities were bought or sold.

2. Company Discipline. Violation of this policy or federal or state insider trading or tipping laws by any director, officer or employee, or their family members, may subject the director to dismissal proceedings and the officer or employee to disciplinary action by the Company or its appropriate subsidiary up to and including termination for cause.

3. Reporting of Violations. Any person who violates this policy or any federal or state laws governing insider trading or tipping, or knows of any such violation by any other Insiders, must report the violation immediately to the Chief Executive Officer or Secretary of the Company. Upon learning of any such violation, the Chief Executive Officer or Secretary, in consultation with the Company’s legal counsel, will determine whether the Company should release any material nonpublic information, or whether the Company should report the violation to the SEC or other appropriate governmental authority.

H.	Acknowledgement.

Please read this Policy carefully, and promptly sign and return the attached Acknowledgment to:

Zel C. Khan

Secretary

Petrolia Energy Corporation

ACKNOWLEDGMENT

I have received a copy of the Policy on Insider Trading of Petrolia Energy Corporation and a copy of the Policy on Control and Disclosure of Confidential Information. I have read and understand the policies. I will comply with the policies and procedures set forth in the Policy. I understand and agree that, if I am an employee of Petrolia Energy Corporation, or any of its subsidiaries or affiliates, my failure to comply in all respects with the policies of Petrolia Energy Corporation, including the Policy on Insider Trading and the Policy on Control and Disclosure of Confidential Information, is a legitimate basis for termination for cause of my employment with Petrolia Energy Corporation, and any of its subsidiaries to which my employment now relates or may in the future relate.

Date:	Signed:

Name
	:	(Please Print)

Please return to:

Zel C. Khan

Secretary

Petrolia Energy Corporation

EXAMPLE TRADING WINDOWS 2020-2021

(ACTUAL TRADING WINDOWS WILL DEPEND ON DATES FILINGS ARE MADE)

Report	Period End	Filing Due	Trading Window Begins Two Business Days After Filing (without extension)	Trading Window Ends	Trading Days

10-K	Tuesday, December 31, 2019	Monday, March 30, 2020	Wednesday, April 1, 2020	Friday, May 1, 2020	30
10-Q	Tuesday, March 31, 2020	Friday, May 15, 2020	Tuesday, May 19, 2020	Saturday, July 18, 2020	60
10-Q	Tuesday, June 30, 2020	Friday, August 14, 2020	Tuesday, August 18, 2020	Saturday, October 17, 2020	60
10-Q	Wednesday, September 30, 2020	Monday, November 16, 2020	Wednesday, November 18, 2020	Sunday, January 17, 2021	60
10-K	Thursday, December 31, 2020	Wednesday, March 31, 2021	Friday, April 2, 2021	Sunday, May 2, 2021	30
10-Q	Wednesday, March 31, 2021	Monday, May 17, 2021	Wednesday, May 19, 2021	Sunday, July 18, 2021	60
10-Q	Wednesday, June 30, 2021	Monday, August 16, 2021	Wednesday, August 18, 2021	Sunday, October 17, 2021	60
10-Q	Thursday, September 30, 2021	Monday, November 15, 2021	Wednesday, November 17, 2021	Sunday, January 16, 2022	60
10-K	Friday, December 31, 2021	Thursday, March 31, 2022	Monday, April 4, 2022	Tuesday, May 3, 2022	29

Report	Period End	Filing Due With Extension	Trading Window Begins Two Business Days After Filing (with extension)	Trading Window Ends	Trading Days

10-K	Tuesday, December 31, 2019	Tuesday, April 14, 2020	Thursday, April 16, 2020	Sunday, May 3, 2020	17
10-Q	Tuesday, March 31, 2020	Wednesday, May 20, 2020	Friday, May 22, 2020	Tuesday, July 21, 2020	60
10-Q	Tuesday, June 30, 2020	Wednesday, August 19, 2020	Friday, August 21, 2020	Tuesday, October 20, 2020	60
10-Q	Wednesday, September 30, 2020	Monday, November 23, 2020	Wednesday, November 25, 2020	Sunday, January 24, 2021	60
10-K	Thursday, December 31, 2020	Thursday, April 15, 2021	Monday, April 19, 2021	Monday, May 3, 2021	14
10-Q	Wednesday, March 31, 2021	Monday, May 24, 2021	Wednesday, May 26, 2021	Sunday, July 25, 2021	60
10-Q	Wednesday, June 30, 2021	Monday, August 23, 2021	Wednesday, August 25, 2021	Sunday, October 24, 2021	60
10-Q	Thursday, September 30, 2021	Monday, November 22, 2021	Wednesday, November 24, 2021	Sunday, January 23, 2022	60
10-K	Friday, December 31, 2021	Friday, April 15, 2022	Tuesday, April 19, 2022	Tuesday, May 3, 2022	14

Petrolia Energy Corporation Policy on Insider Trading Adopted January [ ], 2020 Exhibit A

PETROLIA ENERGY CORPORATION

POLICY ON CONTROL AND DISCLOSURE OF

CONFIDENTIAL INFORMATION

I. INTRODUCTION

Federal and state securities laws impose significant responsibilities on Petrolia Energy Corporation and its affiliates (collectively, the “Company”), employees, officers and directors with respect to the use and disclosure of confidential information. Those laws also impose significant liabilities—civil and criminal—on the Company and other persons who misuse material, confidential information in securities transactions. Consequently, the Company has established formal procedures and guidelines to identify material information about the Company and to control the method of its disclosure.

It is the policy of the Company that all material information about the Company be publicly disclosed on a prompt and timely basis (as required by the securities laws), unless it is determined in good faith that a legitimate corporate purpose is served by temporary nondisclosure. All confidential information that has not been publicly disseminated shall be distributed within the Company only on a strict “need-to-know basis,” and an employee shall not disclose such information on a selective basis or use such information to his or her personal advantage or for the benefit of others.

II. TREATMENT OF MATERIAL CONFIDENTIAL INFORMATION

A. Policy

It is the Company’s policy that so long as material information has not been disclosed generally to the public, directors, officers, and employees shall not discuss or disclose the information to or with any person other than with any executive officer (each, an “Authorized Person”) unless the other person has a clear need to know the information in order to fulfill Company job responsibilities. You should treat all information about the Company as confidential unless you can point to some fact to show that the information is generally available—for example, its announcement in a press release issued by the Company or its filing with the Securities and Exchange Commission (“SEC”).

Anyone possessing material, non-public information should safeguard it, conducting necessary discussions about the information privately, and taking similar protective measures to ensure confidentiality. If confidential information must be discussed to someone with a need to know, emphasize to that person the highly confidential nature of the information. Under no circumstances should any employee discuss material, non-public information about the Company with family, relatives, or business or social acquaintances. If anyone becomes aware that material information has been intentionally or unintentionally disclosed to non-employees or that rumors about the Company exist, as for instance among Company customers or suppliers or on the Internet, that person must report the information immediately to an Authorized Person.

In order to guard against improper release of material, non-public information, no officer, director, or employee of the Company should respond to any request for information, comments or interviews that may be expected to address material, non-public information about the Company. Instead, the inquiry must be referred to an Authorized Person. Likewise, neither the Company, nor any director, officer, employee or other person acting on behalf of the Company may enter into discussions on Internet web pages or within Internet “chat rooms” or discussion groups with respect to the Company or its business or make comments or answer questions raised by individuals at those sites or in those groups.

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Directors, officers, and employees of the Company immediately must report material information about the Company promptly and fully to an Authorized Person as the information develops. If any doubt exists about whether certain information is material, the information must be reported to an Authorized Person.

B. Determination of Materiality

“Material information” is information that would be expected to affect the investment decision of a reasonable investor or to alter the market price of the Company’s securities. The following will also be considerations in evaluating materiality:

●	the possible effect of the information on individual decisions to buy, sell, or hold the Company’s securities;

●	the possible effect of the information on the market value of the Company’s securities;

●	the magnitude and immediacy of any possible effect discussed above;

●	all previous public disclosures by the Company of information relating to the same subject, including statements of the Company about material information that may be rendered misleading, incorrect, or incomplete in light of the new information;

●	whether the information is novel or surprising in terms of previous Company experience or performance; and

●	any pending public disclosures of related matters.

In general, information falling within the following categories can often be material:

●	financial results;

●	sales of debt or equity securities;

●	calls, redemptions, or purchases of the Company’s own securities;

●	litigation or governmental investigations concerning the Company;

●	capital investment plans and changes in such plans;

●	top management or control changes or other major personnel changes;

●	financial projections;

●	proposals or negotiations relating to possible acquisitions, including mergers and tender offers;

●	negotiations or agreements for joint ventures involving significant capital or other commitments by the Company; and

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●	any substantial change in industry circumstances or competitive conditions that could significantly affect the Company’s earnings or prospects for growth.

In sum, all information that is confidential must be maintained as such. Material, confidential information must be reported to an Authorized Person and may not be disclosed outside the Company.

III. DISCLOSURE

A. Steps When Disclosure Is Required

If an Authorized Person determines that information is material and that the Company has a duty to disclose the information, an Authorized Person should make or supervise public disclosure of the information. When disclosure is made (a) it must be true, correct, and complete in all material respects, and (b) it must not be made on a selective basis. Public disclosure is to be made by either:

●	disseminating the information though a method or combination of methods of disclosure that are designed to provide broad, non-exclusionary distribution of information to the public; or

●	filing the information with the Securities and Exchange Commission on Form 8-K or other appropriate form.

B. Prohibition On Selective Disclosures

Neither the Company, nor any person acting on its behalf, may disclose any material, non-public information about the Company or its securities to a person outside of the Company, unless the Company makes public disclosure of that information in accordance with this Policy. This is referred to as a “Selective Disclosure.” If a Selective Disclosure is made by an Authorized Person or any other officer, employee or agent of the Company who regularly communicates with the investment community or shareholders of the Company (“Senior Officials”), then the Company must take the following steps:

●	If the Selective Disclosure is intentional, the Company must make public disclosure of that information simultaneously with the Selective Disclosure. Disclosure is intentional when the person making the disclosure either knows, or is reckless in not knowing, that the information he is communicating is both material and non-public.

●	If the Selective Disclosure is not intentional, the Company must make public disclosure of that information as soon as reasonably practicable. In no event will public disclosure of such information be made after the later of 24 hours or the commencement of the next day’s trading after a Senior Official of the Company learns that there has been a non-intentional Selective Disclosure by the Company or a Senior Official of information that the Senior Official knows, or is reckless in not knowing, is both material and non-public.

Only an Authorized Person should make or authorize another to make communications on behalf of the Company. Any officer, director, employee or agent of the Company who discloses material non-public information in breach of a duty of trust or confidence to the Company shall not be considered to be acting on behalf of the Company. Any non-public information disclosed by a person other than an Authorized Person (or one authorized by an Authorized Person) shall be reported immediately to an Authorized Person.

C. Specific Disclosure Procedures

Regulation FD also necessitates the following guidelines for specific Company disclosures:

Scheduled Periodic Conference Calls. For planned disclosure of material information in scheduled conference calls with the investment and shareholder community, the Company will:

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●	First, issue a press release, distributed through regular channels, containing the subject information;

●	Second, provide adequate notice, by a press release, of a scheduled conference call with the time and date of the conference call and access instructions; and

●	Third, hold the conference call in an open manner, permitting investors to listen in either by telephonic means or through Internet webcasting.

Disclosures made at these conference calls, including answering questions, shall be made only by an Authorized Person. Information disseminated at a conference call held in compliance with the foregoing will be considered public disclosure for purposes of this Policy.

Comments on Analysts’ Projections. The Company, its directors, officers, employees, or persons acting on any of their behalf, will not disclose to any analyst non-public information that the Company’s anticipated earnings will be higher than, lower than or the same as those forecasted by analysts. Neither will the Company, its directors, officers, employees, or persons acting on any of their behalf, communicate any material, non-public information selectively to members of the investment community through indirect earnings guidance such as forward-looking guidance on revenues, cash flows, net income, or other material line items from the Company’s financial statements. Attention may be drawn, however, to any previous relevant forward-looking public disclosure made by the Company, if such information is still current.

Analyst Presentations. For other planned disclosure of Company information, such as at management presentations made from time to time to members of the investment community, investor conference presentations and one-on-one investor or analyst meetings, the Company will make public disclosure of all material non-public information anticipated to be made in the manner and within the time periods described in this policy.

D. Forward-Looking Statements

At the beginning of each conference call, investor conference presentation, or one-on-one investor or analyst meeting conducted by the Company, an Authorized Person will state that predictive or forward-looking statements may be made during the call, presentation or meeting and will either:

●	read a safe harbor statement that identifies important factors which may cause actual results to differ materially from projected results; or

●	state that the oral statements are forward-looking and that actual results may differ materially from those projected in the financial statements, and refer the audience to a safe harbor statement previously made in a readily available document such as a previously filed SEC document.

Likewise, each press release issued by the Company will contain a safe harbor statement concerning predictive or forward-looking statements that may be contained in the press release.

IV. ENFORCEMENT

The Company expects all personnel at every level to comply strictly with these policies and procedures and any additional procedures that the Board of Directors may specify. Failure to observe those policies may cause serious legal difficulties for the employee and for the Company. The Company is authorized to take stringent disciplinary action against those who fail to follow the letter and spirit of these guidelines.

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V. SUMMARY OF POLICY

A. Authorized Persons

The Company has designated spokespersons to administer the procedures and policies set forth in this memorandum. The “Authorized Persons” are at the level of executive officer and above.

B. Reporting Material Information

When material information about the Company or the market for its securities arises, the information must be reported promptly and fully to an Authorized Person. “Material information” is information that would be expected to affect the investment decision of a reasonable investor or to alter the market price of the Company’s securities. If any doubt exists about whether certain information is material, report the information to an Authorized Person.

C. Maintain Confidentiality

So long as material information has not been disclosed generally to the public, directors, officers, and employees shall not discuss or disclose the information to or with any person other than an Authorized Person, unless the other person has a clear need to know the information in order to fulfill Company job responsibilities. You should treat all information about the Company as confidential unless you can point to some fact to show that the information is generally available.

Anyone possessing material, non-public information should safeguard it, conducting necessary discussions about the information in private offices or other private locations, and taking similar protective measures to ensure confidentiality. If confidential information must be discussed with someone with a need to know, emphasize to that person the highly confidential nature of the information. Under no circumstances should any employee discuss material, non-public information about the Company with family, relatives, or business or social acquaintances. If anyone becomes aware that material information has been intentionally or unintentionally disclosed to non- employees, that person should report the disclosure immediately to an Authorized Person because the disclosure may obligate the Company to make a public statement.

D. Dealing with Outside Requests for Information

You should understand that these procedures are not intended to prevent employees from carrying on regular business conversation with customers, vendors, suppliers, etc., but you should be aware that if material information is disclosed to such persons (even inadvertently), it could trigger a duty by the Company to publicly disclose such information. This could be disadvantageous if disclosure is required in this manner at an inopportune time.

A good example is the Company’s earnings. The Company will publicly disclose earnings every calendar quarter as required under the federal securities laws. Except for these time periods, the Company’s earnings should not be publicly disclosed. If a third party inquires as to how business is going, the response should avoid any specific disclosure that may indirectly disclose earnings such as “We’re going to have a record quarter.”

E. Conclusion

In sum, keep material information confidential — and do not trade in securities of the Company — until the Company has made the information public and until the markets have had a chance to assimilate and react to the information. Also, be attentive to the possibility that persons within your supervision or control may trade or tip.

If you have any doubt about your responsibilities under these guidelines, seek clarification and guidance from an Authorized Person before you act. Do not try to resolve uncertainties on your own. The Company must insist that all personnel fully comply with these procedures. Failure to observe these policies may cause serious legal difficulties for you and for the Company.

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